December 2, 2011

DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND OVERNIGHT MAIL

Daniel F. Duchovny, Esq.
Special Counsel, Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Schedule TO-T filed November 22, 2011 by Landry’s MSA Co., Inc.
and Landry’s, Inc.
SEC File No. 005-79958

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated November 28, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced Schedule TO-T (as amended from time to time, the “Schedule TO”).  We have reviewed the Comment Letter with Landry’s MSA Co., Inc. (“Purchaser”) and Landry’s, Inc. (“Landry’s” and, together with Purchaser, the “Filing Persons”) and provide the following response on their behalf.

Capitalized terms used herein and not separately defined have the meanings given to them in the Offer to Purchase filed with the Commission on November 22, 2011 as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).  For your convenience, we have reproduced the Staff’s comments before each response.

In addition, the Filing Persons are simultaneously filing Amendment No. 1 to the Schedule TO with the Commission to amend the Schedule TO in response to the Comment Letter.

December 2, 2011

Offer to Purchase

1.
Please revise your offer document to describe the terms of the Top-Up option and to disclose the number of shares authorized but unissued available for your exercise of the option.  If that number of shares is less than the number of shares that would allow you to own 90% of the outstanding shares of McCormick after the exercise of the option, please disclose the percentage of shares that must be tendered for the issuance of shares pursuant to the option to result in your ownership of 90% of McCormick’s shares of common stock.

Response:  In response to the Staff’s comment, the Filing Persons have revised the Offer to Purchase to describe the terms of the Top-Up option, to disclose the number of shares authorized but unissued available for exercise of the Top-Up option, and to clarify that MSSR has a sufficient number of authorized but unissued Shares available to issue the Top-Up Shares to Purchaser, assuming the Minimum Tender Condition is satisfied.

Material United States Federal Income Tax Consequences, page 21

2.	We note your disclosure relating to Circular 230. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Response:  In response to the Staff’s comment, the Filing Persons have deleted the Circular 230 legend from the Offer to Purchase.

***

If you have any questions or comments to this letter, please do not hesitate to contact me at (212) 451-2333. In addition, please feel free to contact Elizabeth Gonzalez at (212) 451-2206 of Olshan Grundman Frome Rosenzweig & Wolosky LLP.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

ACKNOWLEDGEMENT

In connection with responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Schedule TO-T filed November 22, 2011 by Landry’s MSA Co., Inc. and Landry’s, Inc. (SEC File No. 005-79958), each of the undersigned acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	it may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated December 2, 2011

LANDRY’S MSA CO., INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board and President

LANDRY’S, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer